CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2011 of Aurizon Mines Ltd. of our report dated March 16, 2012, relating to the financial statements and the effectiveness of internal control over financial reporting which appears in the Exhibit incorporated by reference in this Annual Report.

Chartered Accountants

Vancouver, British Columbia
March 16, 2012

PricewaterhouseCoopers LLP, Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1604 806 7000, F: +1604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International :imited, each member firm of which is a separate legal entity.